UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant

To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed

Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Pressure BioSciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74112E109
(CUSIP Number)

April 5, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74112E109

Page 2 of 5 Pages

                                                     SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Clayton A. Struve
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,051,644
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,051,644
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,051,644
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 9.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
Based on 10,636,727 shares of the Issuer’s common stock issued and outstanding based on Amendment No. 1 to the Issuer’s Quarterly Report on Form 10-Q/A, filed with the Securities and Exchange Commission on September 10, 2012.

CUSIP No. 74112E109

Page 3 of 5 Pages

                                                     SCHEDULE 13G

1	NAMES OF REPORTING PERSONS CSS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 176,935
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 176,935
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9* 1.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

CUSIP No. 74112E109

Page 4 of 5 Pages

                                                     SCHEDULE 13G

Item 1(a)	Name of Issuer: Pressure BioSciences, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 14 Norfolk Avenue South Easton, MA 02375
Item 2(a)	Name of Person Filing: Clayton A. Struve and CSS, LLC due to Clayton A. Struve’s affiliation as a member of CSS, LLC.
Item 2(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is: 175 W. Jackson Blvd, Suite 440 Chicago, IL 60604
Item 2(c)	Citizenship: United States.
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number: 74112E109
Item 3	Not applicable.
Item 4
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned:  See item 9 of cover pages.
(b)Percent of class:  See item 11 of cover pages.
(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote:

(ii)Shared power to vote or to direct the vote:
(iii)Sole power to dispose or to direct the disposition of:

(iv)Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

Clayton A. Struve owns 1,051,664 shares of common stock of the issuer.  CSS, LLC owns 176,935 shares of common stock of the issuer.

Item 5
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74112E109

Page 5 of 5 Pages

                                                     SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2012 Date: October 17, 2012	By: __/s/ Clayton A. Struve_______ Name: Clayton A. Struve CSS, LLC By: __/s/ Clayton A. Struve_______ Name: Clayton A. Struve